Exhibit 21.1

Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percentage of Ownership by the Registrant

BeiGene (Hong Kong) Co., Limited	Hong Kong	100%

BeiGene (Beijing) Co., Ltd.	People’s Republic of China	100%

BeiGene AUS PTY LTD.	Australia	100%

BeiGene 101	Cayman Islands	100%

BeiGene (Suzhou) Co., Ltd.	People’s Republic of China	100%

BeiGene USA, Inc.	United States	100%

BeiGene Biologics Co., Ltd.	People’s Republic of China	95%

BeiGene (Shanghai) Co., Ltd.	People’s Republic of China	95%

BeiGene Guangzhou Biologics Manufacturing Co., Ltd.	People’s Republic of China	95%

BeiGene (Guangzhou) Co., Ltd.	People’s Republic of China	100%

BeiGene Pharmaceutical (Shanghai) Co., Ltd.	People’s Republic of China	100%

BeiGene Switzerland GmbH	Switzerland	100%

BeiGene Ireland Limited	Ireland	100%